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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE CRONOS GROUP

(Name of Issuer)

Common Shares, $2.00 par value

(Title of Class of Securities)

L20708100

(Cusip Number)

S. Nicholas Walker
One Bay Street, Suite 400
P. O. Box CB 12618
Nassau, Bahamas
(242) 502-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L20708100			13D	Page 2 of 14 Pages

1.	Name of Reporting Person: The Lion Fund Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 872,070

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: 872,070

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 872,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. L20708100			13D	Page 3 of 14 Pages

1.	Name of Reporting Person: S. Nicholas Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 872,070

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: 872,070

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 933,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. L20708100			13D	Page 4 of 14 Pages

1.	Name of Reporting Person: York Stockbrokers Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - 0 -

		8.	Shared Voting Power: - 0 -

		9.	Sole Dispositive Power: - 0 -

		10.	Shared Dispositive Power: - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: - 0 -

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): N/A

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. L20708100	13D	Page 5 of 14 Pages

     The following constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D filed by the undersigned. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D, as amended to date (see “Item 1. Security and Issuer” below) for information on the matters not specifically addressed in this Amendment.

Item 1. Security and Issuer.

     The undersigned hereby amend their statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 15, 2003, as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on July 1, 2003, with respect to the common shares, $2.00 par value per share, of The Cronos Group (the “Issuer”). The principal executive offices of the Issuer are located at 16, Allée Marconi, Boîte Postale 260, L-2120 Luxembourg.

Item 2. Identity and Background.

     (a)  This Amendment is being filed to report on the acquisition of an additional 195,770 common shares (the “Shares”) by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”). On August 4, 2003, York Stockbrokers Corp., a British Virgin Islands corporation (“York”) entered into an agreement (the “Purchase and Sale Agreement”) to purchase 300,000 common shares (the “CWAG Shares”) of the Issuer from CW – Abwicklungs AG i.A, formerly known as Central Wechsel-und Creditbank AG (“CWAG”) in a privately-negotiated transaction. Under the Purchase and Sale Agreement, the buyer is identified as York or its designees. York has designated LFL as the purchaser of 195,770 of the CWAG Shares. See “Item 4. Purpose of Transaction” below.

     LFL and York are affiliates by reason of the fact that S. Nicholas Walker is the Managing Director of York Asset Management Limited (“YAML”), a company incorporated in the Commonwealth of Bahamas and the Manager of LFL, and Mr. Walker is the Managing Director of York. Mr. Walker is also a director of the Issuer.

     By reason of the foregoing, each of LFL, Mr. Walker, and York is referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.” By virtue of his position with YAML, Mr. Walker has the power to vote and dispose of the Issuer’s common shares owned by LFL. By reason of the fact that the Purchase and Sale Agreement under which LFL shall acquire 195,770 additional shares of the Issuer was entered into by and between York and CWAG, York may be deemed a member of a Section 13(d) group and is therefore joining in the filing of this Amendment to Schedule 13D.

     (b)  The principal business and office address of York is Woodbourne Hall, P.O. Box 3162, Tortola, British Virgin Islands.

     (c)  The principal business of York is the provision of investment brokerage services and investment management to institutional investors and high net worth individuals residing outside of the United States and Europe.

     (d)  Neither York nor any director of York has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Neither York nor any director of York has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  York is a corporation organized and existing under the laws of the British Virgin Islands.

Attached hereto as Schedule A is information required by this Item 2 with respect to the directors of York other than Mr. Walker, who is the Managing Director of York. The Item 2 information for Mr. Walker is included in Amendment No. 1 to the Schedule 13D filed by LFL and Mr. Walker, as Reporting Persons, on July 1, 2003.

CUSIP No. L20708100	13D	Page 6 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     LFL will pay for the 195,770 shares from CWAG under the Purchase and Sale Agreement in cash, from its investment capital.

Item 4. Purpose of Transaction.

     York entered into the Purchase and Sale Agreement with CWAG on August 4, 2003. Under the Purchase and Sale Agreement, York, or its designees, agreed to purchase the CWAG Shares, representing 300,000 of the outstanding common shares of the Issuer. The Purchase and Sale Agreement calls for payment for the CWAG Shares on delivery by CWAG of a certificate or certificates representing the CWAG Shares to York or to its designees, free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable law).

     Under the Purchase and Sale Agreement, York has designated LFL as the designee to purchase 195,770 (the “Shares”) of the CWAG Shares. The purchase price of the Shares is $2.60 per share, or $509,002 in the aggregate. LFL anticipates taking delivery of the Shares on or before August 15, 2003. LFL will acquire the Shares for investment.

     Mr. Walker, as a director of the Issuer, with his fellow directors, periodically evaluates the business of the Issuer and its prospects, including opportunities to enhance shareholder value. From time to time, the Issuer has entered into confidentiality agreements with third parties pursuant to which the Issuer has provided to such third parties information concerning the Issuer, its financial condition, and its prospects to enable such third parties to consider a transaction with the Issuer. Such activities are overseen by the Transaction Committee of the Board, which consists of independent directors of the Board of Directors of the Issuer. Mr. Walker serves as a non-voting advisory member of the Transaction Committee, and is a member of the Board of Directors of the Issuer.

     LFL will continuously evaluate its holdings in the Issuer. Subject to its investment objectives and financial needs, changes in the price of the Issuer’s common shares, and restrictions on the transfer of its shares imposed by applicable securities laws, LFL may make additional acquisitions or dispositions of common shares of the Issuer, in its discretion.

     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto, may have which relate to or would result in:

(i)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(ii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(iv)	Any material change in the present capitalization or dividend policy of the Issuer;

(v)	Any other material change in the Issuer’s business or corporate structure;

CUSIP No. L20708100	13D	Page 7 of 14 Pages

(vi)	Changes in the Issuer’s Articles of Association or other action which may impede the acquisition of control of the Issuer by any person;

(vii)	Causing the common shares of the Issuer to be delisted from Nasdaq;

(viii)	The common shares of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(ix)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person (other than York, which owns no common shares of the Issuer) is based upon 7,260,080 common shares outstanding, reflecting the number of outstanding common shares of the Issuer after its repurchase of 100,000 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

     With the acquisition of an additional 195,770 outstanding common shares of the Issuer, LFL will beneficially own 872,070 common shares of the Issuer, constituting 12% of the common shares outstanding. YAML beneficially owns 872,070 common shares of the Issuer by reason of its position as the Investment Manager of LFL, constituting 12% of the common shares outstanding, and Mr. Walker beneficially owns 933,518 common shares of the Issuer (of which 872,070 common shares are deemed beneficially owned by him by reason of his position as the Managing Director of YAML), representing, in the aggregate, 13% of the common shares outstanding. Mr. Walker is also a beneficiary of two trusts which collectively own 11.5% of the outstanding capital stock of LFL. Other than for his beneficial interest in said trusts, Mr. Walker disclaims beneficial ownership of the 872,070 common shares of the Issuer owned by LFL except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML. York owns no common shares of the Issuer, and disclaims beneficial ownership of the 872,070 common shares of the Issuer owned by LFL.

     Of the 933,518 common shares beneficially owned by Mr. Walker, 31,498 of such common shares will be acquired by Mr. Walker upon settlement of director’s stock units granted to him through June 30, 2003, and 29,850 of such common shares may be acquired by Mr. Walker upon exercise of vested director’s options under the Issuer’s Non-Employee Directors’ Equity Plan.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto beneficially owns common shares of the Issuer except to the extent of such person’s position as director of LFL or YAML.

     (b)  Mr. Walker has sole voting power with respect to 872,070 common shares beneficially owned by LFL and sole dispositive power with respect to 933,518 common shares beneficially owned by him. The common shares beneficially owned by Mr. Walker include the 872,070 common shares beneficially owned by LFL by reason of his position as Managing Director of YAML, the Investment Manager of LFL. Mr. Walker has no voting rights with respect to the 31,498 common shares underlying director’s stock units and 29,850 common shares underlying vested director’s options until common shares are issued to Mr. Walker upon settlement of the director’s stock units or exercise of the director’s options, respectively. YAML has sole voting and dispositive power with respect to the 872,070 common shares beneficially owned by YAML by reason of its position as Investment Manager of LFL. LFL has sole voting and dispositive power with respect to the 872,070 common shares beneficially owned by LFL. York has no voting or dispositive power with respect to the 872,070 common shares beneficially owned by LFL.

     (c)  Schedule B annexed hereto lists all transactions in the Issuer’s common shares in the last sixty days by the Reporting Persons.

     To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s common shares in the last sixty days.

     (d)  No person (including persons listed on Schedule A hereto) other than the Reporting Persons is

CUSIP No. L20708100	13D	Page 8 of 14 Pages

known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such common shares of the Issuer, except to the extent of such person’s position as director of LFL or YAML.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A hereto, or between the Reporting Persons or the persons listed on Schedule A hereto and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Power of Attorney of The Lion Fund Limited (incorporated by reference to Exhibit 2 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

3.	Power of Attorney of S. Nicholas Walker (incorporated by reference to Exhibit 3 of the Reporting Persons’ Schedule 13D filed on May 15, 2003).

4.	Power of Attorney of York Stockbrokers Corp.

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2003	THE LION FUND LIMITED

	By:	York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

YORK STOCKBROKERS CORP.

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 9 of 14 Pages

SCHEDULE A

Directors of LFL, YAML, and York

     The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of LFL, YAML, and York, other than Mr. Walker, who is a director of each of them. Each director listed below is a citizen of the United Kingdom.

THE LION FUND LIMITED
Director

Name, Principal Business
and Address of
Corporation or Other
Name and		Organization in Which
Business Address	Principal Occupation	Employment is Conducted

J. Dennis Hunter P.O. Box 30464 SMB Grand Cayman BWI	Managing Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd., a private bank. P.O. Box 30464 SMB Grand Cayman BWI

YORK ASSET MANAGEMENT LIMITED
Director

Name, Principal Business
and Address of
Corporation or Other
Name and		Organization in Which
Business Address	Principal Occupation	Employment is Conducted

Stephen Hancock One Bay Street Suite 400 P.O. Box N3935 Nassau, Bahamas	President and Chief Executive Officer of Cardinal International Corporation Ltd. and Chairman of Cardinal International Consulting Group Ltd.	Cardinal International Corporation Ltd., a fund administrator and financial service provider.
One Bay Street, Suite 400
P.O. Box N3935
Nassau, Bahamas

Cardinal International Consulting Group Ltd., a provider of corporate finance advisory services and management consultant services.
One Bay Street, Suite 400
P.O. Box N3935
Nassau, Bahamas

CUSIP No. L20708100	13D	Page 10 of 14 Pages

SCHEDULE A
(continued)
Directors of LFL, YAML, and York

YORK STOCKBROKERS CORP.
Director

Name, Principal Business
and Address of
Corporation or Other
Name and		Organization in Which
Business Address	Principal Occupation	Employment is Conducted

Andrew Walker	Chief Financial Officer, The York Group	York Stockbrokers Limited 44 Park View Pinner, Middlesex, HA5 4LN England

CUSIP No. L20708100	13D	Page 11 of 14 Pages

SCHEDULE B

Transactions in the Common Shares of the Issuer Within the Past 60 Days

THE LION FUND LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

195,770	$2.60	August 4, 2003 (1)

YORK ASSET MANAGEMENT LIMITED

Common Shares Purchased	Price Per Share	Date of Purchase

None	N/A	N/A

S. NICHOLAS WALKER

Common Shares Purchased	Price Per Share	Date of Purchase

None	N/A	N/A

YORK STOCKBROKERS CORP.

Common Shares Purchased	Price Per Share	Date of Purchase

NONE	N/A	N/A

(1)  York and CWAG entered into an Agreement of Purchase and Sale of common shares on August 4, 2003. Under the Agreement, LFL will purchase 195,770 common shares of the Issuer, at a purchase price of $2.60 per share, or $509,002 in the aggregate, at such time as the Issuer’s transfer agent delivers to LFL’s custodian a certificate representing the Shares free of restrictions on transfer (other than restrictions on transfer generally imposed on securities under applicable laws). LFL anticipates delivery on or before August 15, 2003.

CUSIP No. L20708100	13D	Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit		Page

1.	Joint Filing Agreement	13

4.	Power of Attorney of York Stockbrokers Corp.	14

CUSIP No. L20708100	13D	Page 13 of 14 Pages

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D, dated August 4, 2003 (including all subsequent amendments to Schedule 13D) with respect to the common shares of The Cronos Group. This Joint Filing Agreement shall be filed as an Exhibit to such amendment to Schedule 13D.

Dated: August 13, 2003	THE LION FUND LIMITED

	By:	York Asset Management Limited, Investment Manager

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

YORK STOCKBROKERS CORP.

	By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

CUSIP No. L20708100	13D	Page 14 of 14 Pages

POWER OF ATTORNEY

YORK STOCKBROKERS CORP.

               KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of The Cronos Group (“Cronos”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

               This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by Cronos, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

YORK STOCKBROKERS CORP.

By:	/s/ S. Nicholas Walker

S. Nicholas Walker, Managing Director

Dated: August 13, 2003